June 5, 2024

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance, Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Attention: Chris Edwards

Re:	Karyopharm Therapeutics Inc.

Registration Statement on Form S-3

Filed May 30, 2024

File No. 333-279833

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Karyopharm Therapeutics Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333- 279833), so that it may become effective at 4:30 p.m., Eastern Time, on June 7, 2024, or as soon as practicable thereafter, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff.

Very truly yours, KARYOPHARM THERAPEUTICS INC.

By:	/s/ Michael Mano
Name:	Michael Mano
Title:	Senior Vice President, General Counsel and Secretary

cc:	Jason Kropp, Wilmer Cutler Pickering Hale and Dorr LLP

Craig Hilts, Wilmer Cutler Pickering Hale and Dorr LLP